UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Ameresco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34811	04-3512838
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

111 Speen Street, Suite 410, Framingham, MA	01701
(Address of principal executive offices)	(Zip Code)

David J. Corrsin	(508) 661-2200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
Ameresco, Inc. is a leading independent provider of comprehensive services, energy efficiency, infrastructure upgrades, asset sustainability and renewable energy solutions for businesses and organizations throughout North America and Europe. Ameresco’s sustainability services include upgrades to a facility’s energy infrastructure and the development, construction and operation of renewable energy plants. Ameresco also sells and installs photovoltaic solar energy products and systems, including solar panels that we contract to manufacture and sell as Ameresco branded solar panels.
We reviewed the specifications and bill of materials of our branded solar panels and concluded that tin, a conflict mineral as defined in Rule 13p-1 under the Securities Exchange Act of 1934, is necessary to the functionality of Ameresco branded solar panels.
Reasonable Country of Origin Inquiry; Conclusion
The fact that tin is necessary for the functionality of products for which we contracted for manufacture in 2015 required that we conduct a reasonable country of origin inquiry (RCOI) with respect to these materials. During 2015, we contracted with a single manufacturer for all of our Ameresco branded solar panels manufactured for us that year. We communicated with our contract manufacturer to gather information about its understanding of our need to conduct a RCOI and about the sources of tin used in the Ameresco branded solar panels manufactured for us.
Based on our review of information supplied by our contract manufacturer for our branded solar panels, including a completed EICC-GeSI Conflict Minerals Reporting Template, we have no reason to believe that any conflict minerals necessary for the functionality of our Ameresco brand solar panels that we contracted to manufacture in 2015 originated in the Democratic Republic of the Congo or an adjoining country.
This Conflict Minerals Disclosure can be found under SEC Filings on the Investor Relations page at our website at www.ameresco.com.
Item 1.02 Exhibit
Not required.
Section 2 - Exhibits
Item 2.01 Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERESCO, INC.
Date: May 27, 2016	By:	/s/ David J. Corrsin
David J. Corrsin
Executive Vice President, General Counsel and Secretary